FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 24 September, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s announcement regarding Tenaris Investor Presentation of September 24, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 September, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Tenaris Investor Presentation September 24, 2024.

On September 24, 2024, Paolo Rocca, Chairman and Chief Executive Officer of Tenaris S.A., together with Gabriel Podskubka (Chief Operating Officer), Luca Zanotti (President USA), Alicia Móndolo (Chief Financial Officer), Guillermo Vogel (Board member and Vice Chairman), and Giovanni Sardagna (Investor Relations Officer), gave an investors presentation at the London Stock Exchange, at which they discussed, among other matters, the current business outlook for the Company.

The presentation and the accompanying written materials are available on the Tenaris Investor Relations website at: https://ir.tenaris.com/events-and-presentations

Cautionary Statement Regarding Forward-Looking Statements

The presentation and the accompanying written materials referred to above contain “forward-looking statements.” Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These statements include information regarding management strategy, investment plans, development and growth of the steel pipe and oil and gas industries, trends and other prospective data, including trends regarding the development of raw material costs and the levels of investment in oil and gas drilling worldwide and general economic conditions in the countries where Tenaris operates and sells its products and services. By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this presentation. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.